RED CAPITAL MARKETS, LLC

Financial Statements and Supplementary Information

March 31, 2017

(With Report of Independent Registered Public Accounting Firm)

Annual Audited Report
Pursuant to Rule 17A-5(e)(3)

RED CAPITAL MARKETS, LLC

Table of Contents



KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Red Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Red Capital Markets, LLC
(the Company) as of March 31, 2017, and the related statements of operations, changes in shareholder's
equity, and cash flows for the year then ended. These financial statements are the responsibility of the
Company's management. Our responsibility is to express an opinion on these financial statements based on
our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board
(United States). Those standards require that we plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material misstatement. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes
assessing the accounting principles used and significant estimates made by management, as well as
evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis
for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial
position of Red Capital Markets, LLC as of March 31, 2017, and the results of its operations and its cash flows
for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures
performed in conjunction with the audit of the Company's financial statements. The supplemental information is
the responsibility of the Company's management. Our audit procedures included determining whether the
supplemental information reconciles to the financial statements or the underlying accounting and other records,
as applicable, and performing procedures to test the completeness and accuracy of the information presented
in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether
the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §
240.17a-5 and 17 C.F.R. § 1.10. In our opinion, the supplemental information contained in Schedules I, II, and
III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Dallas, Texas
May 26, 2017

RED CAPITAL MARKETS, LLC

Statement of Financial Condition

March 31, 2017

Assets

Cash and cash equivalents	$	23,184,551
Restricted cash		153,250
Remarketing agent fees receivables		186,105
Derivative assets (note 8)		2,148,046
Intangible assets, net (note 11)		323,042
Other assets, net		100,419
Total assets	$	26,095,413

Liabilities and Shareholder's Equity

Liabilities:		
Accrued compensation	$	444,614
Line of credit (note 5)		19,684
Line of credit – affiliate (note 5)		6,375,566
Derivative liabilities (note 8)		1,626,772
Accounts payable and accrued expenses		11,848
Accounts payable – affiliate		1,336,808
Deferred application fees and borrower deposits		94,341
Other liabilities		38,008
Total liabilities		9,947,641
Commitments and indemnifications (note 9)		
Shareholder's equity:		
Paid-in capital		10,486,633
Retained earnings		5,661,139
Total shareholder's equity		16,147,772
Total liabilities and shareholder's equity	$	26,095,413

See accompanying notes to financial statements.

RED CAPITAL MARKETS, LLC

Statement of Operations

Year ended March 31, 2017

Revenues:		
Net trading gains	$	1,922,374
Interest income		1,061,026
Remarketing agent fees		568,748
Underwriting fees, net		768,903
Advisory fees, net		337,025
Other income (loss), net (note 8)		(8,798)
Total revenues		4,649,278
Expenses:		
Salaries, incentive compensation and employee benefits		3,520,320
Occupancy		106,288
Interest expense		316,666
Travel and entertainment		133,874
Furniture, equipment and software expense		67,993
Third party service fees		151,007
Intangible asset amortization		161,521
General and administrative		735,681
Total expenses		5,193,350
Net loss	$	(544,072)

See accompanying notes to financial statements.

RED CAPITAL MARKETS, LLC

Statement of Changes in Shareholder's Equity

Year ended March 31, 2017

		Paid-in capital	Retained earnings	Accumulated other comprehensive income	Total
Balances, March 31, 2016	$	10,486,633	6,205,211	—	16,691,844
Net loss		–	(544,072)	—	(544,072)
Balances, March 31, 2017	$	10,486,633	5,661,139	—	16,147,772

See accompanying notes to financial statements.

RED CAPITAL MARKETS, LLC

Statement of Cash Flows

Year ended March 31, 2017

Cash flows from operating activities:		
Net loss	$	(544,072)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization of intangible assets		161,521
Unrealized loss on derivative instruments, net		128,200
Changes in operating assets and liabilities:		
Purchases of securities inventory		(3,371,144,432)
Proceeds from paydowns and sales of securities inventory		3,374,444,660
Decrease in restricted cash		1,475,495
Decrease in remarketing agent fees receivable		4,069
Decrease in receivable - affiliate		560,077
Decrease in other assets, net		442,515
Decrease in accrued compensation		(384,307)
Decrease in accounts payable and accrued expenses		(684)
Increase in accounts payables - affiliate		1,336,808
Decrease in deferred application fees and borrower deposits		(1,532,995)
Decrease in other liabilities		(9,550)
Net cash provided by operating activities		4,937,305
Cash flows from financing activities:		
Net borrowings under line of credit		14,839
Net borrowings under line of credit – affiliate		2,066,331
Net cash provided by financing activities		2,081,170
Net increase in cash and cash equivalents		7,018,475
Cash and cash equivalents, beginning of year		16,166,076
Cash and cash equivalents, end of year	$	23,184,551
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest to affiliate	$	123,265
Interest to third parties		171,527

See accompanying notes to financial statements.

RED CAPITAL MARKETS, LLC

Notes to Financial Statements

March 31, 2017

(1) Organization

Red Capital Markets, LLC (the Company) is a wholly owned subsidiary of Red Capital Group, LLC (the Shareholder), which was purchased effective on May 1, 2010 by a group of investors (the Acquisition), led by ORIX USA Corporation (ORIX USA), which is a majority owned subsidiary of ORIX Corporation (ORIX). Effective in February 2016, the Shareholder became a wholly owned subsidiary of ORIX USA.

The Company's primary businesses are the underwriting of taxable and tax-exempt bonds and the sale and secondary trading of taxable and tax-exempt bonds and taxable mortgage-backed securities. The Company has locations in Columbus, OH, Westport, CT, Reston, VA, and San Diego, CA.

The Company is registered as a securities broker and dealer pursuant to the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company conducts substantially all business through its primary clearing broker Pershing LLC (Pershing).

(2) Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's accounting policies, which significantly affect the accompanying financial statements, are as follows:

(a) Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of March 31, 2017.

Restricted Cash consists of Good Faith Deposits held on behalf of customers as well as a deposit held at Pershing pursuant to the custodial agreement.

The Company had cash balances in excess of the Federal Deposit Insurance Corporation and the Securities Industry Protection Corporation insurance limits at March 31, 2017. However, the Company places its cash and cash equivalents with high credit quality financial institutions and has not experienced any losses in the cash accounts and does not believe the Company is exposed to any significant credit risk on cash and cash equivalents.

(b) Securities Inventory

Securities inventory is carried at its fair value, determined by an independent valuation or by management by considering the value of similar securities and by considering such factors as call protection, interest rates, and time to maturity. Changes in fair value of such securities are reflected in the statement of operations as part of net trading gains. Gains and losses on sales of securities are computed using the cost of the specific security sold. Security transactions for all regular-way trades are recorded within securities inventory on a trade date basis. Security transactions for all other trades are recorded as derivative assets and liabilities until date of settlement.

(c) *Financial Instruments*

The Company considers cash and cash equivalents, restricted cash, customer and other receivables, other payables and other short-term borrowings as financial instruments. Given the short-term nature of these assets and liabilities, the respective amounts recorded in the statement of financial condition approximate fair value.

(d) *Fixed Assets*

Fixed assets primarily consist of furniture and equipment. Fixed assets owned by the Company are stated at cost less accumulated depreciation and amortization, which is computed using the straight-line method over the estimated useful lives of the assets for financial statement purposes, ranging from three to ten years and accelerated methods for tax reporting. At March 31, 2017, fixed asset accumulated depreciation and amortization was $54,660. There was no depreciation or amortization expense for the year ended March 31, 2017.

(e) *Derivative Instruments*

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 815, *Derivative Instruments and Hedging*, requires all derivative instruments to be carried at fair value on the Statement of Financial Condition. The Company uses derivative instruments primarily to protect against the risk of adverse interest rate movements. The Company's derivative financial instruments include forward commitments to buy and sell taxable mortgage-backed securities. These derivative instruments are not designated in an ASC Topic 815 hedge relationship. All changes in the fair value of derivatives are recognized immediately in earnings. See additional discussion of derivative instruments in note 8.

(f) *Customer Accounts*

In accordance with Securities Exchange Commission Rule 15c3-3, the Company had no requirement to hold a balance at March 31, 2017 in a special reserve account for the exclusive benefit of institutional customers.

(g) *Net Advisory Fees*

The Company receives fees for providing advisory services. Advisory fees are recorded at the time the service is performed. Advisory fees are recorded net of direct expenses, including legal and travel expenses.

(h) *Net Underwriting Fees*

Underwriting fees are recorded when the underwritten bond issue is sold and the underwriting is completed. Underwriting fees are recorded net of direct expenses, including legal, printing and filing expenses.

(i) *Remarketing Agent Fees*

Remarketing agent fees for the periodic remarketing of variable rate tax exempt bond issues are recorded as the remarketing services are provided.

(j) Interest income

Interest income, including income arising from the selling and trading of mortgage-backed securities, is recognized when earned.

(k) Recent Accounting Pronouncements

In April 2015, FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers* (ASU 2014-09). ASU 2014-09 represents a comprehensive reform of many of the revenue recognition requirements in GAAP. ASU 2014-09 creates a new topic within ASC Topic 606, *Revenue from Contracts with Customers*. The ASU supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition*, and supersedes or amends much of the industry-specific revenue recognition guidance found throughout ASC Topic 605.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good and services. ASU 2014-09 creates a five-step process for achieving the core principle: 1) identify the contract(s) with a customer, 2) identifying the performance obligations in the contract, 3) determining the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfies a performance obligation.

ASU 2014-09 also requires additional disclosures that allow users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows resulting from contracts with customers. The effective dates for ASU 2014-09 have been updated by ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective date* (ASU 2014-14). The new effective date applicable to the Company for ASU 2014-09 is April 1, 2018, with early adoption permitted on April 1, 2017 for the Company. The guidance permits the use of the retrospective or cumulative effect transition methods. The Company will not early adopt and has not selected a transition method upon adoption. Based on our initial evaluation of net trading gains and interest income, the Company has determined that the performance obligation under the revenue standard will not change how we currently recognize these revenues. However the Company is still in the process of evaluating the impact of the standard for other revenue accounts and related costs.

In February 2016, FASB issued ASU 2016-02, *Leases (Topic 842)* (ASU 2016-02). ASU 2016-02 represents a significant reform to the accounting for leases. Lessees initially recognize a lease liability for the obligation to make lease payments and a right-of-use (ROU) asset for the right to use the underlying asset for the lease term. The lease liability is measured at the present value of the lease payments over the lease term. The ROU asset is measured at the lease liability amount, adjusted for lease prepayments, lease incentives received and the lessee's initial direct costs. Lessees can make an accounting policy election, by class of underlying asset, to not recognize ROU assets and lease liabilities for leases with a lease term of 12 months or less as long as the leases do not include options to purchase the underlying assets that the lessee is reasonably certain to exercise.

In addition to the changes affecting entities' balance sheets, ASU 2016-02 includes guidance that makes minor changes to the way the related expense is recorded. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest

comparative period in the financial statements. ASU 2016-02 is effective for the Company April 1, 2019. The Company is still in the process of determining the significance of the impact ASU 2016-02 will have on the Company's financial statements and operations.

In November 2016, ASU 2016-18, *Statement of Cash Flows (Topic 230)-Restricted Cash* (ASU 2016-18), was issued. ASU 2016-18 requires companies to present amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents on the statement of cash flows. ASU 2016-18 is effective for public companies for annual periods in fiscal years beginning after December 15, 2017. ASU 2016-18 is effective for the Company April 1, 2018. The adoption of ASU 2016-18 is not expected to have a material impact on the Company's financial statements.

In December 2016, ASU 2016-19, *Technical Corrections and Improvements* (ASU2016-19), which includes various clarifications or corrections to the Accounting Standards Codification that are not intended to have a significant effect on current accounting practice or create significant administrative costs for most entities, was issued. ASU 2016-19 includes an amendment that clarifies the difference between a *valuation approach* and a *valuation technique* when applying the guidance in ASC Topic 820, *Fair Value Measurement*. The amendment also requires a company to disclose when there has been a change in either or both a valuation approach or valuation technique. The Company did not change any of its valuation approaches or valuation techniques during the year ended March 31, 2017.

(3)   Fair Value Measurements

Effective with the adoption of FASB ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820) the Company determines the fair value of its financial instruments based on the fair value hierarchy established in that standard, which requires an entity to maximize the use of quoted price and observable inputs and to minimize the use of unobservable inputs when measuring fair value. Various valuation techniques are utilized, depending on the nature of the financial instrument, including the use of market prices for identical instruments and market prices for similar instruments. When possible, active and observable market data for identical or similar financial instruments are utilized. Alternatively, fair value is determined using assumptions that management believes a market participant would use in pricing the asset or liability.

ASC Topic 820 creates a three-level hierarchy under which individual fair value estimates are to be ranked based on the relative reliability of the inputs used in the valuation. This hierarchy is the basis for the disclosure requirements, with fair value estimates based on the least reliable inputs requiring more extensive disclosures about the valuation method used and the gains and losses associated with those estimates. Level 1 assets and liabilities are measured using observable or quoted market prices for identical instruments in active markets. Level 2 assets and liabilities are measured using observable inputs other than quoted prices in active markets. Level 3 assets and liabilities are measured using significant unobservable inputs and significant management assumptions. The forward commitments to buy and sell agency mortgage-backed securities are valued using a market approach and are considered Level 2. The market approach utilizes observable inputs such as U.S. Treasury rates, swap spreads, and market spreads for similar assets considering the underlying terms of the mortgage-backed securities to derive the fair value. The fair value of securities held by the Company is generally based on significant observable inputs including prices of similar assets which results in those securities being considered Level 2 in the ASC Topic 820 hierarchy.

A summary of assets and liabilities at March 31, 2017 that the Company measures at fair value is presented below:

	Level 1	Level 2	Level 3	Total
Assets:				
Derivative assets	$ —	2,148,046	—	2,148,046
Total	$ —	2,148,046	—	2,148,046
Liabilities:				
Derivative liabilities	$ —	1,626,772	—	1,626,772
Total	$ —	1,626,772	—	1,626,772

There were no transfers between any of the levels assets or liabilities during the year.

(4)   Securities Inventory

The Company had no securities inventory at March 31, 2017.

(5)   Lines of Credit

The Company has a revolving promissory demand note from ORIX USA that it uses to fund its operations. Under terms of the note, the Company may borrow up to $50,000,000 at an interest rate equal to the London Interbank Offered Rate Index Monthly rate plus 15 basis points. At March 31, 2017, the Company had borrowings outstanding under this note of $6,361,138 and accrued interest payable of $14,428. Interest incurred under this note during the year ended March 31, 2017 was $130,300.

The Company has a debt agreement from Pershing that it uses to fund its trading activity. Under terms of the agreement, the Company may borrow up to the house margin requirement based on its securities inventory established on a daily basis by Pershing at an interest rate equal to the Pershing daily cost of funds, as defined, plus 75 basis points. At March 31, 2017, the Company did not have borrowings outstanding under this agreement but had accrued interest payable of $19,684. Interest incurred under this agreement during the year ended March 31, 2017 was $186,366.

(6)   Net Capital Requirements

The Company is subject to the uniform net capital rule 15c3-1 (Rule) of the Securities Exchange Commission. Under the Rule, the Company is required to maintain minimum net capital of $250,000, and aggregate indebtedness cannot exceed a ratio of 15 to 1. The Company's net capital and excess net capital calculated in accordance with the Rule at March 31, 2017 was $15,078,181 and $14,523,456, respectively. The ratio of aggregate indebtedness to net capital as calculated in accordance with the Rule was 0.55 to 1 at March 31, 2017.

(7)   Income Taxes

The Company has been structured to qualify as a pass-through entity not required to pay income tax at the state or federal level. The Shareholder intends that the Company be treated as a disregarded entity for all federal and state income tax purposes.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. All tax years between 2012 and 2016 are open to federal tax examination subject to the Federal statute of limitations.

The Company adopted the provisions of FASB ASC 740-10 *Income Taxes – Accounting for Uncertainty in Income Taxes*. In accordance with the provisions of this standard, the Company has evaluated the tax positions taken or expected to be taken to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authorities. Tax positions deemed to meet the more-likely than-not threshold would be recorded as a tax benefit or expense in the current year.

(8)   Derivative Instruments

As part of its business of selling and trading taxable mortgage-backed securities, the Company's risk management strategy includes executing forward commitments to sell taxable mortgage-backed securities to unaffiliated counterparties. Simultaneously with the execution of these forward commitments, the Company enters into an agreement with an affiliate to acquire the mortgage-backed security specified in the forward sales commitment. Concurrent with the Company's execution of the forward commitment and its agreement with the affiliate, the affiliate has a loan commitment with a borrower. In addition, the Company's risk management strategy also includes executing forward purchase commitments to acquire taxable mortgage-backed securities from unaffiliated counterparties.

The forward sale commitments, treated as derivatives under ASC Topic 815 are used to economically hedge changes in fair value of the commitment to purchase the same mortgage-backed security that may occur due to movements in interest rates.

The Company values derivatives at fair value and recognizes changes in fair value in the statement of operations.

Fair Values of Derivative Instruments as of March 31, 2017

	Derivative assets		
Derivatives not accounted for as hedging instruments	Statement of Financial Condition location		Fair value
Forward commitments	Derivative assets	$	2,148,046
Total		$	2,148,046

	Derivative liabilities		
Derivatives not accounted for as hedging instruments	Statement of Financial Condition location		Fair value
Forward commitments	Derivative liabilities	$	1,626,772
Total		$	1,626,772

	Gain (loss) on derivatives, net		
Derivatives not accounted for as hedging instruments	Location of gain (loss) on derivatives recognized in operations		Amount
Forward commitments	Other income (loss)	$	(128,200)
Total		$	(128,200)

At March 31, 2017, the Company had no mandatory commitments to deliver fixed and variable-rate mortgage-backed securities or written commitments to purchase the same securities from its affiliate. The Company had written commitments to deliver $56,528,306 of fixed-rate mortgage-backed securities and written commitments to purchase $56,528,306 of the same securities from unaffiliated counterparties at March 31, 2017.

(9)   Contingencies and Indemnifications

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements. The Company has not recorded any liability in the financial statements or made payments for any contingencies or indemnifications.

(10) Benefit Plan

The Company participates in the ORIX USA Corporation Savings and Investment Plan. Substantially all employees are eligible to contribute a portion of their pretax compensation to this defined contribution plan. ORIX USA may make contributions to the plan for employees the first month following the date of hire in the form of a 50% match of each dollar contributed on the first 12.5% of pay. For the year ended March 31, 2017, the Company expensed and contributed $93,438 pursuant to this plan.

(11) Purchased Remarketing Agent Agreements

On May 1, 2010, as part of the Acquisition, the Company recognized identifiable intangible assets related to its rights to serve as remarketing agent for certain tax-exempt issues of variable rate demand notes (VRDN). Under the terms of the remarketing agreements, an investor in the VRDN may put the note back to the Company under certain conditions in which case the Company would remarket the note to another investor. If the Company is unable to successfully remarket the VRDN, the VRDN is sent back to the Trustee.

These contracts were measured at their acquisition date fair value of $2,141,000. The value for these rights is amortized based on its expected useful life of nine years using the straight-line method. On December 1, 2015, the Company recorded an impairment charge of $325,296, reducing the fair value to $1,815,704.

At March 31, 2017, accumulated amortization of the agreements was $1,492,662.

The estimated amortization expense for each of the five succeeding fiscal years is as follows:

		Amortization expense
Year ended March 31:		
2018	$	161,521
2019	$	161,521
2020 - 2022	$	—

(12) Related Party Transactions

The Company is a party to an expense sharing agreement with an affiliate, Red Mortgage Capital, LLC (RMC). This agreement covers expenses paid by RMC and reimbursed by the Company, based on allocation percentages determined per the agreement. For the year ended March 31, 2017, the Company reimbursed $120,517 which is included in salaries, incentive compensation and employee benefits and $14,188 which is included in general and administrative expenses. The Company is also party to a shared services agreement with ORIX USA. This agreement covers expenses paid by ORIX USA and reimbursed by the Company based on allocation percentages determined per the agreement. For the year ended March 31, 2017, the Company reimbursed $358,537 which is included in general and administrative expenses. In addition, all occupancy expenses included in the statement of operations are allocated to the Company from ORIX USA.

Accounts payable-affiliate represents amounts due to ORIX USA for reimbursement of expenses paid on the Company's behalf. These balances are unsecured and interest-free and are generally settled on a monthly basis.

(13) Subsequent Events

The Company has evaluated events and transactions for recognition and disclosure and determined there are no items to disclose.

RED CAPITAL MARKETS, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

March 31, 2017

Total ownership equity qualified for net capital	$	16,147,772
Deductions and/or charges:		
Nonallowable assets		1,069,591
Net capital before haircuts on security positions		15,078,181
Haircuts on security positions:		
Trading and investment securities:		
Other securities		—
Undue concentration		—
Total haircuts on security positions		—
Net capital		15,078,181
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)		554,725
Minimum dollar net capital requirement of reporting broker-dealer		250,000
Net capital requirement		554,725
Excess net capital	$	14,523,456
Computation of aggregate indebtedness:		
Total aggregate indebtedness	$	8,320,869
Deduct adjustment based upon deposits in special reserve bank accounts		—
Total aggregate indebtedness	$	8,320,869
Percentage of aggregate indebtedness to net capital		55.18%

There were no material differences between the Computation of Net Capital under rule 15c3-1 included
in this audited report and the respective computation included in the Company's corresponding unaudited
Form X-17A-5 Part IIA filing, as filed on April 25, 2017.

See accompanying report of independent registered public accounting firm.

RED CAPITAL MARKETS, LLC

Computation of Reserve Requirements under Rule 15c3-3

March 31, 2017

Computation of reserve requirements:

Total credit balances	$	—
Total debit balances		—
Excess of total credits over total debits		—
Reserve requirements (at 105%)		—

There are no material differences from the Company's computation under exhibit A of Rule 15c3-3 included in this audited report and that presented in the unaudited FOCUS Report X-17A-5, as filed April 25, 2017.

See accompanying report of independent registered public accounting firm.

RED CAPITAL MARKETS, LLC

Information Relating to Possession and Control Requirements under Rule 15c3-3

March 31, 2017

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$	—
Number of items		None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	—
Number of items		None

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Red Capital Markets, LLC:

We have examined the statements made by Red Capital Markets, LLC (the Company), included in the accompanying Red Capital Markets, LLC's Compliance Report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended March 31, 2017; (2) the Company's internal control over compliance was effective as of March 31, 2017; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of March 31, 2017; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 17a-5 of the Securities and Exchange Commission that requires account statements to be sent to the customers of the Company, will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended March 31, 2017; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of March 31, 2017; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of March 31, 2017 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Red Capital Markets, LLC's statements referred to above are fairly stated, in all material respects.

KPMG LLP

Dallas, Texas
May 26, 2017

Red Capital Markets, LLC's Compliance Report

Red Capital Markets, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1) The Company has established and maintained Internal Control Over Compliance.
2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended March 31, 2017.
3) The Company's Internal Control Over Compliance was effective as of March 31, 2017.
4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and § 240.15c3-3(e) as of March 31, 2017; and
5) The information used to state that the Company was in compliance with 17 C.F.R. § 240.15c3-1 and § 240.15c3-3(e) was derived from the Company's books and records.

Red Capital Markets, LLC

I, Mary Smith, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.



Mary Smith
Managing Director of Accounting